Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Brambles

21 September 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

dlw 9/30

RNS Number:2142R
Brambles Industries PLC
14 September 2005

Brambles Industries plc
Company Number 4134697

14 September 2005

2005 Annual Report and Accounts

Copies of the following documents relating to Brambles Industries plc have been submitted to the UK Listing Authority:

- Annual Review and Financial Information for the year ending 30 June 2005
- Notice of Annual General Meeting, containing Chairman's letter to shareholders
- Proxy Card

where they will be available for inspection from 7.30am on Wednesday 14 September at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

The 2005 Annual Report and Accounts for Brambles Industries Limited and Brambles Industries plc will also be available on the Brambles Group website www.brambles.com from 7.30am on 14 September.

The Annual Report and Accounts of Brambles Industries Limited and Brambles Industries plc will be sent to their respective shareholders from Thursday 15 September 2005.

This information is provided by RNS
The company news service from the London Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

END

FILE NO: 82-5205

RNS Number:4696R
Brambles Industries PLC
20 September 2005

20 September 2005

Brambles sells CHEP USA Reusable Plastic Container assets

Brambles today announced the sale of the CHEP USA Reusable Plastic Container (RPC) assets to Gait Packaging Ltd. The sale is effective from 15 October 2005.

The value of the net assets at 30 June 2005 was US$23 million.

The Chief Operating Officer of CHEP, Dave Mezzanotte, said: "The sale of the USA RPC assets allows CHEP USA to further dedicate itself to ensuring our pallet and other container customers receive the best value and service available. CHEP USA's other container businesses will continue to receive the capital necessary to grow and develop."

Mr Mezzanotte said CHEP and Brambles remained fully committed to CHEP's successful RPC businesses in other regions and today's announcement did not affect those businesses.

For further information, contact:

UK		
Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291
Australia		
Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

END

FILE NO: 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG, and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not advised

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

20 September 2005

12) Total holding following this notification

57,980,736

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

8.00%

14) Any additional information

15) Name of contact and telephone number for queries

Laura Jackson – 020 7659 6030

16) Name of authorised company official responsible for making this notification

Laura Jackson, Company Secretariat

Date of notification 21 September 2005

FILE NO: 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 21 September 2005, Merrill Lynch & Co. Inc, notified the Australian Stock Exchange that it they had become a substantial shareholder in Brambles Industries Limited with effect from 13 September 2005. They hold 50,469,952 shares in Brambles Industries Limited, which is 5.20% of its issued ordinary share capital.

21 September 2005

Contact: Laura Jackson, Company Secretariat
Tel: +44 (020) 7659 6030